UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42951

WeShop Holdings Limited

Hawk House

22 The Esplanade

Jersey,

JE1 1HH

Channel Islands

+44 (808) 196-8324

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On September 29, 2026, WeShop Holdings Limited (the “Company” ore “WeShop”) issued a press release announcing its plan to launch its free app in the United States on November 16, 2026. A copy of the press release is filed as Exhibit 99.1 of this Report on Form 6-K (this “Report”).

The information set out in this Report (including Exhibit 99.1) is hereby incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-291968), and into any prospectus forming a part thereof, and shall be deemed to be a part thereof from the date on which this Report is furnished, to the extent not superseded by information subsequently filed or furnished.

Forward-Looking Statements

This Report and the press release included therein contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbor created thereby under the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including statements regarding the timing of WeShop’s U.S. launch; access to retailers on the platform; the ability of members to earn ShareBack rewards and redeem WePoints for WeShop’s Class A ordinary shares; the expected benefits of WeShop’s community-owned shopping model; WeShop’s plans to incorporate financial education into the member experience; and the potential for community-led growth. These forward-looking statements are based on current expectations and WeShop assumes no obligation to update such statements. In addition, the events described in these forward-looking statements may not actually arise or may occur in a different manner than anticipated as a result of various factors, including market conditions and such other factors and risks described from time to time in WeShop’s filings with the U.S. Securities and Exchange Commission (“SEC”), including its Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on April 30, 2026, and its Report on Form 6-K filed with the SEC on August 24, 2026, which includes WeShop’s financials as of and for the period ended June 30, 2026. WeShop’s filings with the SEC are available at www.sec.gov.

Users may be able to earn WePoints for their purchases subject to applicable terms and conditions. Users may obtain a copy of the ShareBack™ program prospectus on the investor relations section of the website at www.we.shop and can register on the app through the app store on Apple iOS or Google Play. This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities. The offer is being made only pursuant to the ShareBack™ program prospectus.

Financial Statements and Exhibits

Exhibit Number	Description

99.1	Press Release, dated September 29, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESHOP HOLDINGS LIMITED

	By:	/s/ Maria Weaver
	Name:	Maria Weaver
	Title:	Chief Executive Officer

Date: September 29, 2026